Exhibit (a)(1)(ix)

For Immediate Release

SPECIAL COMMITTEE OF 7-ELEVEN BOARD

RECOMMENDS AGAINST ACCEPTANCE OF SEVEN-ELEVEN JAPAN CO., LTD.’s UNSOLICITED TENDER OFFER

Dallas, Texas – September 22, 2005 – 7-Eleven, Inc. (NYSE: SE) announced today that the special committee of its board of directors has filed an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with its evaluation of the unsolicited tender offer commenced by Seven-Eleven Japan Co., Ltd. As stated in the Schedule 14D-9, the special committee unanimously determined that the tender offer price of $32.50 per share was inadequate and that the tender offer was not in the best interests of the shareholders of 7-Eleven. Therefore, the special committee recommends that shareholders reject the tender offer and not tender their shares to Seven-Eleven Japan pursuant to the tender offer.

The special committee instructed its financial and legal advisors to contact Seven-Eleven Japan’s financial and legal advisors to commence discussions regarding an increase in the tender offer price. These discussions have commenced; however, there can be no assurance as to when or if such discussions will result in an increase in the tender offer price by Seven-Eleven Japan.

The special committee also recommends that 7-Eleven shareholders read the special committee’s solicitation/recommendation statement, as amended, regarding the tender offer. Shareholders may obtain a free copy of the solicitation/recommendation statement, which has been filed by 7-Eleven with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov.

ABOUT 7-ELEVEN, INC.

7-Eleven, Inc. is the premier name and largest chain in the convenience retailing industry. Headquartered in Dallas, Texas, 7-Eleven, Inc. operates or franchises approximately 5,800 7-Eleven® stores in the United States and Canada and licenses approximately 22,700 7-Eleven stores in 17 countries and U.S. territories throughout the world. During 2004, 7-Eleven stores worldwide generated total sales of approximately $41 billion. Find out more online at www.7-Eleven.com.

Contact Information:

Carole Davidson, CFA

Vice President, Investor Relations

(214) 828-7021